UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xinyuan Real Estate Co., Ltd.
(Translation of registrant’s name into English)
(Name of Issuer)
Common Shares
(Title of Class of Securities)
98417P105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Equity International, LLC 26-2627964

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	OO

Schedule 13G
Item 1.
(a)	Name of Issuer: Xinyuan Real Estate Co., Ltd. (Translation of registrant’s name into English)

(b)	Address of Issuer’s Principal Executive Offices: 27/F China Central Place, Tower II 79 Jianguo Road Chaoyang District Beijing, 100025, People’s Republic of China
Item 2.
(a)	Names of Person Filing:

Equity International, LLC

(b)	Addresses of Principal Business Offices or, if none, Residences:

c/o Equity International, Ltd. Two North Riverside Plaza, Suite 1500 Chicago, IL 60606

(c)	Citizenship:

United States

(d)	Title of Class of Securities: Common Shares and American Depositary Shares representing Common Shares of the Issuer

(e)	CUSIP Number: 98417P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 0
EI Fund II China, LLC, a Delaware limited liability company, previously held in excess of 5% of the outstanding shares of Common Stock of the Issuer, which shares were acquired prior to the Issuer registering American Depositary Shares representing such shares of Common Stock in connection with the initial public offering of the Issuer. EI Fund II China, LLC is owned by EI Fund II, LP. EI Fund II GP, LLC is the general partner of EI Fund II, LP with investment and voting control over the shares owned directly by EI Fund II China, LLC. EI

Fund II, LP and EI Fund II GP, LLC are each owned indirectly by Equity International, LLC, which may have been deemed to have beneficial ownership of the shares owned directly by EI Fund II China, LLC.
(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which

(d)	the Reporting Person has:
(i)	Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

EQUITY INTERNATIONAL, LLC
By:	/s/ Alisa Singer
Alisa Singer, Vice President